EXHIBIT 99.1

RADVISION Awarded Patent for Video Conferencing via Instant Messaging

RADVISION's Patent Provides for Initiation and Support of Video Conferencing Using Instant Messaging

Press Release
Source: RADVISION Ltd.
On Monday February 22, 2010, 8:00 am EST

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that RADVISION has been granted a U.S. patent, numbered 7,631,039, for initiation and support of video conferencing using instant messaging (IM). In accordance with the patent, popular instant messaging services and applications can be used to automatically initiate video conferences providing a significant convenience to business and personal users.

Instant messaging is a very popular presence and text chat utility on networks today used by consumers and business users alike. The presence information supplied by instant messaging applications has become one of the primary means to initiate text, voice and video communications between users working on computers. Instant messaging is an ideal mechanism to launch audio and video conferences as users only need to know the names of those to whom they wish to communicate and not complex IP addresses or lengthy number strings; nor do users need to know which device the other parties prefer to use for their multimedia communications.

The patent granted to RADVISION covers the initiation and support of video conferencing using instant messaging. This combines the convenience of instant messaging with video conferencing, allowing a user to initiate a video conference from an IM directory or from within an IM session.
In accordance with the patent, a video conference is initiated between participants in response to an instant message sent between two or more clients. The IM session includes information on the electronic addresses of the requested conference participants. The participants can then join the conference by any of several possible communication modes. For example, they may join a conference with a desktop computer or a dedicated high definition video conferencing room system using standard protocols such as SIP or H.323.

"RADVISION has always prided itself on its ability to anticipate major trends in real-time communications and foresee value in technologies that will ultimately benefit customers. This has led to the development or acquisition of some of the industry's most innovative solutions making visual communications easy to use," said Roberto Giamagli, General Manager, Networking Business Unit of RADVISION. "The basis for this IM patent was one of the assets acquired as part of the acquisition of certain First Virtual Communications assets nearly five years ago and is an example of the innovative thinking RADVISION strives for. Similarly, we believe that intellectual property obtained through the recent acquisition of certain Aethra assets will also serve RADVISION for many years going forward."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.


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This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate:
RADVISION
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media:
Dukas Public Relations
Sean Carney, +1-212-704-7385
sean@dukaspr.com
or
Investors:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net